Execution Copy	Exhibit (g)(2)

Expense Limitation Agreement

To:	Opportunistic Credit Interval Fund

650 Madison Avenue

New York, NY 10022

December 28, 2022

Dear Board Members:

You have engaged Mount Logan Management, LLC (the “Adviser”) to act as the sole investment adviser to Opportunistic Credit Interval Fund (the “Fund”), pursuant to an Investment Advisory Agreement between the Fund and the Adviser, dated as of May 14, 2022.

Effective from the date the Fund’s registration is effective and until February 1, 2024 (the “Initial Term”), the Adviser agrees to waive its management fees (excluding any incentive fee) and to pay or absorb the ordinary operating expenses, of the Fund (excluding incentive fees, interest on borrowings, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.50% per annum of the Fund's average daily net assets attributable to Class I shares.

This Expense Limitation Agreement may only be terminated by the Fund’s Board of Trustees, on 60 days written notice to the Adviser.

Following the Initial Term, this Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Fund and by the Adviser. Furthermore, this Expense Limitation Agreement may not be terminated by the Adviser but may be terminated by the Fund's Board of Trustees, on written notice to the Adviser. This Expense Limitation Agreement will terminate automatically if the Management Agreement is terminated with such termination effective upon the effective date of the Management Agreement's termination (except that the Adviser shall maintain its right to repayment as described below if the termination of Management Agreement is caused by a change in control of the Adviser). This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the expense limitation in place at the time of waiver and the current expense limitation and the repayment is approved by the Board of Trustees.

Yours very truly,

Mount Logan Management LLC		Acceptance:
Opportunistic Credit Interval Fund

By:	/s/ Edward J. Goldthorpe	By:	/s/ Jason Roos
Name:	Edward J. Goldthorpe	Name:	Jason Roos
Title:	Executive Officer	Title:	Chief Financial Officer
Date:	Dec. 28, 2022	Date:	Dec. 28, 2022